UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2026

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Golda Meir

Ness Ziona 7403650 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is Foresight Autonomous Holdings Ltd.’s (the “Registrant”) press release issued on May 20, 2026, titled “Foresight Moves to Serial Production with $10.5 Million Potential Revenue Pipeline in Japan for ADAS Systems.” A copy of the press release is furnished herewith as Exhibit 99.1.

The first five paragraphs, seventh and eighth paragraphs and the section titled “Forward-Looking Statements” of the press release are incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-292104, 333-276709 and 333-286221) and Form S-8 (Registration Nos. 333-293074, 333-229716, 333-239474, 333-268653 and 333-280778), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Press release issued by Foresight Autonomous Holdings Ltd. on May 20, 2026, titled “Foresight Moves to Serial Production with $10.5 Million Potential Revenue Pipeline in Japan for ADAS Systems.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

Date:	May 20, 2026	By:	/s/ Eli Yoresh
		Name:	Eli Yoresh
		Title:	Chief Financial Officer